

20009471

[MISSION

PORT

## FORM X-17A-5
## PART III

OMB APPROVAL
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SEC FILE NUMBER

**8-14354**

### FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the
### Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/19_____ AND ENDING _____12/31/19_____
                                          MM/DD/YY                                    MM/DD/YY

---

## A.                  REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lincoln Investment Planning, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Office Center Drive    Suite 300
                                         (No. and Street)
Fort Washington                          PA                        19034
      (City)                           (State)                   (Zip Code)

OFFICIAL USE ONLY

_____
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Diane McCarthy                                      (215) 881-4656
                                              (Area Code – Telephone Number)

---

## B.                  ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mitchell & Titus, LLP
                          (Name – *if individual, state last, first, middle name*)

1818 Market Street          Philadelphia          PA          19103
    (Address)                  (City)          (State)       (Zip Code)

CHECK ONE:

[✔] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Diane McCarthy _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Lincoln Investment Planning, LLC _____ , as

of December 31 _____, 2019 are true and correct. I further swear (or affirm) that neither

the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

*Diane McCarthy*
_____
Signature

Chief Financial Officer
_____
Title

*Nancy K. Heffner*
_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**LINCOLN INVESTMENT PLANNING, LLC**
**AND SUBSIDIARIES**

**Consolidated Statement of Financial Condition**
**December 31, 2019**
**With Report of Independent Registered Public Accounting Firm**

**LINCOLN INVESTMENT PLANNING, LLC AND SUBSIDIARIES**
Consolidated Statement of Financial Condition
December 31, 2019

## TABLE OF CONTENTS



# MITCHELL TITUS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Lincoln Investment Planning, LLC

**Opinion on Consolidated Statement of Financial Condition**

We have audited the accompanying consolidated statement of financial condition of Lincoln Investment Planning, LLC and Subsidiaries (the Company) as of December 31, 2019. In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2010.

*Mitchell & Titus, LLP*

February 28, 2020

1818 Market Street
Philadelphia, PA 19103
T +1 215 561 7300
F +1 215 569 8709
mitchelltitus.com

# LINCOLN INVESTMENT PLANNING, LLC AND SUBSIDIARIES
Consolidated Statement of Financial Condition
December 31, 2019

## ASSETS

| | |
|---|---:|
| Cash | $ 22,993,726 |
| Cash segregated under federal and other regulations | 32,058,024 |
| Commissions receivable | 7,894,105 |
| Advisory fee receivable | 189,730 |
| Fees receivable | 2,315,373 |
| Advances to financial representatives, net of provision for doubtful accounts of $223,096 | 2,828,045 |
| Receivables from customers | 159,651 |
| Receivables from providers | 101,576 |
| Receivable from affiliates | 870,985 |
| Prepaid expenses | 2,900,671 |
| Notes receivable from financial representatives and others, net of provision for doubtful accounts of $4,781 | 4,770,299 |
| Fixed assets, net of accumulated depreciation and amortization of $1,183,513 | 514,164 |
| Operating lease right-of-use assets, net | 12,672,635 |
| Deposits with clearing organizations and others | 2,913,776 |
| Goodwill and other intangible assets, net of accumulated amortization of $1,564,258 | 21,645,271 |
| Other assets | 2,276,358 |
| **Total assets** | **$ 117,104,389** |

## LIABILITIES AND MEMBER'S EQUITY

*Liabilities*

| | |
|---|---:|
| Payables to customers | $ 18,518,458 |
| Commissions payable | 9,607,437 |
| Payables to retirement plan | 1,372,072 |
| Accounts payable and accrued expenses | 11,956,345 |
| Note payable | 500,000 |
| Operating lease liabilities-current | 2,676,346 |
| Operating lease liabilities-long term | 11,994,264 |
| Deferred advisory revenue | 199,049 |
| Total liabilities | 56,823,971 |

*Member's equity*

| | |
|---|---:|
| Member's equity | 60,280,418 |
| **Total liabilities and member's equity** | **$ 117,104,389** |

The accompanying notes are an integral part of the consolidated statement of financial condition.

## NOTE 1    ORGANIZATION AND DESCRIPTION OF BUSINESS

Lincoln Investment Planning, LLC and Subsidiaries (the Company) are in the business of providing financial services. Lincoln Investment Planning, LLC (Lincoln) is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and various states' and territories' securities commissions and is also a member of the Financial Industry Regulatory Authority (FINRA) and the National Futures Association (NFA). Lincoln is also an investment adviser registered with the SEC and is subject to regulation by the U.S. Commodity Futures Trading Commission (CFTC). Lincoln was originally incorporated in November 1968 and was a wholly owned subsidiary of Lincoln Investment Group Holdings, Inc. (LIGHI) until July 31, 2015. Effective August 1, 2015, Lincoln became a single member Pennsylvania Limited Liability Company, with Lincoln Investment Capital Holdings, LLC (the Parent) as its sole member. LIGHI is a controlling member of the Parent. The Company specializes in the sale of mutual funds to its retail investors with a particular focus on its clients' retirement needs. The Company's investment advisory services include strategic and tactical asset allocation programs. Customers are geographically located throughout the U.S., with a primary concentration in the Eastern and Central regions. Lincoln self-clears and custodies approximately one-third of its client transactions on its proprietary *Retirement and Investor Solutions* platform. Lincoln's proprietary *Retirement and Investor Solutions* self-clearing platform accounts for approximately 37% of its clients' assets. Approximately 43% of clients' assets are held directly with product providers, while the remaining clients' assets are held on a fully disclosed basis with an unaffiliated broker-dealer. This unaffiliated broker-dealer performs clearing and custody services for these clients.

Lingren, LLC (Lingren) became a single member Pennsylvania Limited Liability Company as of August 1, 2015 with Lincoln as its sole member. Lingren had purchased the assets of a Washington State-based financial services firm specializing in 403(b) retirement plans and individual IRAs.

All securities business of Lingren is transacted through financial representatives registered with Lincoln.

On January 3, 2017, the Parent acquired Legend Group Holdings, LLC (LGH) from First Allied Holdings, Inc. At the time of the purchase, LGH owned all of the outstanding shares of Legend Equities Corporation (Legend Equities, a Delaware company and registered broker-dealer), Legend Advisory Corporation (Legend Advisory, a New York company and registered investment adviser), Advisory Services Corporation (Advisory Services, a Nevada company and third party administrator) and The Legend Group, Inc. (TLG, a Delaware company and single purpose entity lessee for real estate leases).

**NOTE 1      ORGANIZATION AND DESCRIPTION OF BUSINESS** *(continued)*

In addition, Legend Equities owned all of the outstanding shares of LEC Insurance Agency, Inc. (LEC Insurance, a Texas company and insurance agency). Further, on January 3, 2017, Legend Equities merged into the Company and LEC Insurance became a wholly owned subsidiary of the Company. Effective January 3, 2017, Legend Advisory, Advisory Services, TLG and LEC Insurance became single member limited liability companies with their respective states. Effective August 22, 2018, LEC Insurance was dissolved and is no longer a subsidiary of the Company.

Furthermore, effective October 1, 2019, Legend Advisory no longer offers investment advisory services. Its investment advisory agreements, and effectively all of its operations, have been assigned to Lincoln.

**NOTE 2      SIGNIFICANT ACCOUNTING POLICIES**

Use of Estimates

The accompanying consolidated financial condition have been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than ninety days at the time of purchase. The Company did not have any cash equivalents as of December 31, 2019.

Principles of Consolidation

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions are eliminated in consolidation.

**NOTE 2**      **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Revenue from Contracts with Customers

As of December 31, 2019 and January 1, 2019, $7,894,105 and $6,313,174, respectively, of the commissions receivable, $189,730 and $0, respectively, of the advisory fee receivable, $2,315,373 and $1,614,516, respectively, of the fees receivable, $159,651 and $503,464, respectively, of the receivables from customers, and $101,576 and $31,907, respectively, of the receivables from providers related to revenue contracts with customers.

Deferred advisory revenues were $199,049 and $61,962 as of December 31, 2019 and January 1, 2019 respectively. Deferred advisory revenues represent fees collected in advance of the Company satisfying its respective performance obligations. In general, performance obligations are satisfied within one year of payment.

Income Taxes

As described in Note 1, effective August 1, 2015, the Company became a single member limited liability company. As a limited liability company, the Company is not subject to federal or state income taxes. As such, it is not a tax-paying entity for federal and state income tax purposes, and accordingly, the Company's consolidated statement of financial condition does not reflect any assets or liabilities for federal or state income taxes. The Parent reports the taxable income or loss in its tax returns.

U.S. GAAP requires the Company's management to evaluate uncertain tax positions taken by the Company. Accordingly, a tax benefit is recognized when it is more-likely-than-not to be sustained upon examination, based solely on its technical merits. The recognized benefit is measured as the largest amount of benefit, which is more-likely-than-not to be realized on ultimate settlement, based on a cumulative probability basis.

De-recognition of a previously recognized tax position occurs following the determination that the tax position no longer meets the more-likely-than-not threshold of being sustained. The Company does not have any tax positions for which a liability has been established or is otherwise unrecognized. The Company is subject to routine examination by taxing jurisdictions. The Company believes it is no longer subject to income tax examinations prior to 2016.

**NOTE 2     SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Fixed Assets

Fixed assets include furniture and fixtures, computer and office equipment, and internally developed software and are depreciated or amortized using the straight-line method over the estimated useful life of the assets. The Company assesses the recoverability of fixed assets whenever events or changes in circumstances indicate that it may not be able to recover the assets' carrying amount. The capitalization of costs of internally developed software begins when technological feasibility is established. The estimated useful life of fixed assets ranges from three to five years.

Fixed assets as of December 31, 2019 consisted of the following:

| | | |
|---|---|---:|
| Computer and office equipment | $ | 10,000 |
| Furniture and fixtures | | 13,344 |
| Internally developed software | | 1,674,333 |
| | | 1,697,677 |
| *Less*: Accumulated depreciation and amortization | | (1,183,513) |
| **Fixed assets, net** | $ | 514,164 |

Leases

Refer to Note 12 for significant accounting policies and disclosures.

Provision for Doubtful Accounts

The Company provides for a provision for doubtful accounts for advances to and notes receivable from financial representatives and others based on experience and specifically identified risks. Advances to financial representatives and notes receivable to financial representatives and others are considered delinquent when management determines recovery is unlikely and the Company ceases collection efforts. Allowance for doubtful accounts comprised of the following:

| | | |
|---|---|---:|
| Doubtful accounts, beginning balance | $ | 200,954 |
| Write-offs | | (2,495) |
| Provision | | 29,418 |
| **Doubtful accounts, ending balance** | $ | 227,877 |

**NOTE 2**   **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Goodwill and Other Intangible Assets

Goodwill and sales representative relationships are accounted for in accordance with the requirements of ASC 350, *Intangibles–Goodwill and Other*. Goodwill and sales representative relationships are tested for impairment on an annual basis and between annual tests if an event occurs or circumstances change, which would more-likely-than-not reduce its fair value below the carrying value.

As of October 1, 2019, the operations of Legend Advisory were assigned to the Company and the contribution of the business was effected. The goodwill on Legend Advisory, which was recorded in accordance with the principles of pushdown accounting, was transferred to the Company.

The Company performed an annual impairment evaluation as of December 31, 2019 and noted there was no impairment to any of its goodwill or sales representative relationships.

Customer lists are amortized over five- to eight-year periods. Covenants not to compete are amortized over the related contract term. Management routinely assesses if an event occurs or circumstances change indicating that the carrying value of its customer lists and covenants not to compete become non-recoverable. No such events or circumstances took place during the year.

Notes Receivable from Financial Representatives and Others

The Company's notes receivable balance primarily consists of notes receivable from financial representatives. These interest-bearing note agreements are given to financial representatives to assist them in growing their business. The repayment term of the note ranges from six months to 10 years.

Based on the nature of these notes receivable, the Company does not analyze this asset on a portfolio segment or class basis. Concerns regarding recoverability generally arise in the event that a financial representative's securities registration is terminated by the Company. The Company maintains a provision for doubtful accounts. The Company determines the amount of the provision based on specific identification of material amounts at risk by financial representatives and maintains a provision based on its historical collection experience. The credit quality of the notes receivable and the adequacy of this provision is assessed on a monthly basis by evaluating all known factors, such as historical collection experience, the economic and competitive environment and changes in the creditworthiness and licensing registration status of the financial representatives.

**NOTE 2**   **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Notes Receivable from Financial Representatives and Others *(continued)*

Although management believes its provision is adequate, it cannot anticipate with any certainty the changes in the financial condition of its financial representatives. As a result, the Company records adjustments to the provision for doubtful accounts in the period in which the new information that requires an adjustment to the provision becomes known.

The accrual of interest is discontinued for all notes classified as doubtful and non-performing. A note returns to accrual status when it is classified as performing. The note, at that time, recaptures the interest not accrued during the non-accrual period. Payments received for notes on non-accrual status are applied first to outstanding interest due on the notes and then to outstanding principal.

A note is considered impaired under applicable accounting guidance if it is classified as doubtful; that is, when based on current information, it is probable that the Company will be unable to collect the scheduled amounts due according to the contractual terms of the note agreement. At December 31, 2019, there was one note that was categorized as non-performing.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, *Measurement of Credit Losses on Financial Instruments*. The main objective of ASU 2016-13 is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by an entity at each reporting date. To achieve this objective, the amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, with early adoption permitted. Therefore, ASU 2016-13 will be effective for the Company's fiscal year beginning on January 1, 2020, using a modified retrospective approach. The Company is currently assessing the impact this ASU will have on its consolidated statement of financial condition.

In August 2018, the FASB issued ASU 2018-15, *Intangibles-Goodwill and Other-Internal-Use Software (Topic 350): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract*, which aligns the accounting for costs to implement a cloud computing arrangement that is a service with the guidance on capitalizing costs for developing or obtaining internal-use software. The Company is currently assessing the impact this ASU will have on its consolidated statement of financial condition upon adoption of the provisions of this guidance on January 1, 2020.

**NOTE 2      SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases* (ASU 2016-02). ASU 2016-02 changes the accounting for leases, primarily by lessees in operating leases, by requiring (a) the recognition of (i) a lease asset (right of use) and a lease liability, initially measured at the present value of the lease payments, in the statement of financial position and (ii) a single lease cost, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis, and (b) the classification of all lease payments within the operating activities in the statement of cash flows. This new guidance is effective for the annual periods ending after December 15, 2019 for public business entities. Effective January 1, 2019, the Company adopted ASU 2016-02 using the modified retrospective method. As a result of adoption, there was no cumulative impact to the Company's member's equity as of January 1, 2019. Refer to Note 12 for significant additional disclosure.

**NOTE 3      CASH SEGREGATED UNDER FEDERAL REGULATIONS**

Segregated cash of $32,058,024 represents cash segregated in special reserve bank account for the exclusive benefit of customers pursuant to the Customer Protection Rule 15c3-3 under the U.S. Securities Exchange Act of 1934.

**NOTE 4      RETIREMENT PLAN**

The Company has a defined contribution profit-sharing and Section 401(k) salary deferral plan that covers employees who have attained the age of 18. Employees are eligible for the 401(k) salary deferral plan on the first day of the month following 30 days from date of hire. Employees are eligible for the profit-sharing component after completing 1,000 hours of service. The employee must also be employed on the last day of the plan year to receive the profit-sharing component.

Under the plan, eligible participating employees may elect to contribute up to the lesser of 75% of their salaries, or $19,000, with an opportunity for participants 50 years of age or older during the plan year to contribute an additional $6,000. The Company contributes 100% of the participant's contribution up to 6% of compensation. Participants are always fully vested in their contributions and Company contributions become fully vested to the participants after three plan years.

**NOTE 5     NOTE PAYABLE**

The non-interest bearing note payable relates to the asset and book of business of a financial services firm in Virginia acquired in 2016. The note payable had a face value of $2,000,000. The note is discounted based on an imputed interest rate of 5.09%. The note payable balance at December 31, 2019 was $500,000 and was paid off in January 2020.

**NOTE 6     GOODWILL AND OTHER INTANGIBLE ASSETS**

Goodwill and other intangible assets are comprised of the following:

| | |
|---|---:|
| Goodwill | $ 18,221,792 |
| Sales representative relationships | 1,848,311 |
| Customer lists | 2,939,426 |
| Covenant not to compete | 200,000 |
| Total | 23,209,529 |
| *Less:* Accumulated amortization | (1,564,258) |
| **Net** | $ 21,645,271 |

The following table is a breakdown by asset category of the weighted-average amortization period and life-to-date accumulated amortization for all amortized intangible assets:

| Asset Category | Weighted-Average Amortization (Years) | Accumulated Amortization |
|---|:---:|---:|
| Customer lists | 7.74 | $   1,426,480 |
| Covenant not to compete | 4.00 | 137,778 |
| **All amortizable intangible assets** | 7.50 | $   1,564,258 |

NOTE 6    GOODWILL AND OTHER INTANGIBLE ASSETS *(continued)*

Goodwill is related to asset purchases of financial services firms located in Massachusetts in 2000, Washington State in 2009, Virginia in 2016, California in 2018, the Legend Equities merger described in Note 1, and the Legend Advisory business contribution described in Note 2. Goodwill is not amortized.

A summary of goodwill activity is as follows:

| | |
|---|---|
| Goodwill, beginning balance | $ 1,793,166 |
| Goodwill activity during the year | 16,428,626 |
| **Goodwill, ending balance** | **$ 18,221,792** |

The sales representative relationship assets are related to the Washington State and California acquisitions. Sales representative relationship assets are not amortized.

The customer lists asset are related to asset purchase of a financial services firm based in Virginia in 2016. In addition, the customer lists are related to purchase of a portion of financial representative's books of business based in Pennsylvania in 2017. Customer lists are being amortized over five to eight years.

Non-amortized intangible assets are subject to periodic review for impairment, and are written down as applicable. The covenants not to compete are related to the asset purchases in Virginia in 2016 and California in 2018. The covenant not to compete related to the California acquisition is being amortized over three years. The covenant not to compete for Virginia is being amortized over five years.

NOTE 7    COMMISSIONS AND OTHER FEES RECEIVABLE

Commissions and other fees receivable arise from selling mutual fund shares, other securities, insurance products, and providing services to investors. Overall, the Company believes the concentration of credit risk is limited due to the number of funds in which their customers invest.

**NOTE 8    RECEIVABLE FROM AND PAYABLES TO CUSTOMERS**

Securities owned by customers are held as collateral for receivables from customers. The value of such securities equals or exceeds the amount of the receivables. Such collateral is not reflected in the consolidated statement of financial condition.

Payables to customers include amounts due on cash transactions.

**NOTE 9    COMMITMENTS AND CONTINGENCIES**

The Company conducts its operations in leased facilities under operating leases that expire at various dates. The Company's headquarters are in Fort Washington, Pennsylvania, but its sales offices are maintained in several other locations. See Note 12 for additional information on leases. The Company leases computer equipment, other equipment, and furniture and fixtures for its headquarters and other offices from ForLease LIP, LLC, as described in Note 11. This lease includes a clause where both parties may terminate the lease without penalty. Accordingly, the lease is classified as short term and therefore, is not included in the future minimum commitments as described in Note 12.

The Company is party to a number of claims, lawsuits, and arbitrations arising in the course of its normal business activities. It is not possible to forecast the outcome of such lawsuits/arbitrations. However, because of existing insurance, management believes that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

As with many financial services companies, from time to time, the Company receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and sales practices of the financial services industry. In each case, the Company believes full cooperation has been given and is being provided. Management believes that there are no regulatory issues pending that would have a materially adverse effect on the Company's operations or financial position.

**NOTE 10     AGREEMENTS WITH CARRYING BROKER**

Lincoln has entered into an agreement with a broker (the Carrying Broker) to execute certain securities transactions on behalf of its customers. Lincoln discloses these arrangements to its customers. Lincoln is subject to off-balance-sheet risk in that it may be responsible for losses incurred by the Carrying Broker that result from a customer's failure to complete securities transactions as provided for in the agreements.

**NOTE 11     RELATED-PARTY TRANSACTIONS**

The Company leases computer equipment, other equipment, and furniture and fixtures for its headquarters and other offices from ForLease LIP, LLC, which is owned by the Parent.

Financial representatives of the Company also sell products and services for various affiliates of the Company.

Capital Analysts, LLC (CA) is a wholly owned subsidiary of the Parent and is registered as an investment adviser with the SEC. The Company has a receivable of $870,664 from CA for the allocated expenses to CA, which is included in receivable from affiliates in the accompanying consolidated statement of financial condition as of December 31, 2019.

Legend Advisory is a wholly owned subsidiary of LGH and withdrew its registration as an investment adviser with the SEC effective October 1, 2019. The Company has a receivable of $321 from Legend Advisory for the expense paid for Legend Advisory, which is included in receivable from affiliates in the accompanying consolidated statement of financial condition as of December 31, 2019.

Advisory Services is a wholly owned subsidiary of LGH and is a third party administrator.   The Company had collected all receivables from Advisory Services as of December 31, 2019.

**NOTE 12    LEASES**

Adoption of ASC Topic 842, Leases

On January 1, 2019, the Company adopted ASC Topic 842, *Leases* ("Topic 842"). As a result of the adoption of the new lease accounting guidance, the Company recognized on January 1, 2019 a lease liability of $15,232,423, which represents the present value of the remaining lease payments of $17,838,737, discounted using the Company's estimated incremental borrowing ranging from 4.25% to 5% per year and a right of use asset of $13,066,144, which represents the lease liability of $15,232,423 adjusted for accrued rent of $2,166,279. There was no material impact to its consolidated statements of income. Results for reporting periods beginning after January 1, 2019 are presented under Topic 842.

Lease Recognition

The Company determines if an arrangement is a lease or contains a lease at inception. The Company has operating leases for corporate offices and equipment with remaining lease terms of 1 years to 8 years, some of which include options to extend the lease for up to 10 years. For leases with renewal options, the lease term is extended to reflect renewal options the Company is reasonably certain to exercise. Operating lease assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. As most of the Company's leases do not provide an implicit rate, the Company estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments. Lease expense for net present value of payments is recognized on a straight-line basis over the lease term.

Cash paid for amounts included in the measurement
of lease liabilities:

| | |
|---|---|
| Operating cash flows from operating leases | $ 3,299,707 |

Supplemental weighted information related to leases were as follows:

| | |
|---|---|
| Operating leases weighted average remaining lease term in years | 6.19 years |
| Operating leases weighted average discount rate | 4.45% |

**NOTE 12**   **LEASES** *(continued)*

Maturities of lease liabilities as of December 31, 2019 were as follows:

| Year | Amount |
|------|-------:|
| 2020 | $ 3,256,296 |
| 2021 | 2,935,301 |
| 2022 | 2,328,275 |
| 2023 | 2,145,281 |
| 2024 | 2,008,557 |
| 2025 and thereafter | 4,180,646 |
| Total lease payments | 16,854,356 |
| *Less:* Imputed interest | (2,183,746) |
| **Total** | $ 14,670,610 |

**NOTE 13**   **NET CAPITAL REQUIREMENTS**

Lincoln is subject to Rule 15c3-1, which requires the maintenance of minimum net capital. A broker-dealer that fails to comply with Rule 15c3-1 may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as FINRA, including censures, fines, suspensions, or expulsion.

Lincoln has elected to use the alternative method permitted by Rule 15c3-1, which requires Lincoln maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. Lincoln is also subject to the net capital requirements of CFTC Regulation 1.17 and requirements of the NFA, and is required to maintain minimum net capital of the greater of $45,000 or its Rule 15c3-1 net capital requirement. At December 31, 2019, Lincoln had net capital of $22,041,549, which was 13,813% of aggregate debit balances and $21,791,549 in excess of the minimum net capital requirement.

Distribution payments and other equity withdrawals from Lincoln are subject to certain notification and other provisions of Rule 15c3-1 and other regulatory bodies. Under the alternative method, Lincoln may not pay cash distributions, or make any unsecured advances or loans to its member or employees if such payment would result in net capital of less than 5% of aggregate debit balances, or less than 120% of its minimum dollar net capital requirement.